

November 7, 2014

Via E-mail
Mr. Christopher D'Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041

   Re: **GFI Group Inc.**
      Schedule 14D-9
      Filed November 4, 2014
      File No. 005-80318

Dear Mr. D'Antuono:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that representatives of Greenhill gave a presentation to the special committee regarding the offer, including a comparison, from a financial point of view, of the consideration to be paid in the offer and the consideration to be paid in the CME merger. We also note disclosure regarding positive and countervailing factors considered by the special committee and the board in reaching their respective determinations. Please advise, with a view towards revised disclosure, why neither the special committee nor the board appears to have taken the Greenhill presentation into account. See Item 1011(c) of Regulation M-A.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Bryan J. Luchs, Esq.
        White & Case LLP